CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

VIA EDGAR John Reynolds, Esq. Ruairi Regan, Esq. United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-0404	November 17, 2016

Re:	CNL Strategic Capital, LLC Draft Registration Statement on Form S-1 Submitted October 3, 2016 Responses to Staff comments made by letter dated October 31, 2016

Dear Mr. Reynolds and Mr. Regan:

On behalf of our client, CNL Strategic Capital, LLC (the "Company"), set forth below are the responses of the Company to comments made by the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") by letter dated October 31, 2016 (the "Comment Letter") in connection with the Company's Registration Statement on Form S-1 (the "Registration Statement"), which was submitted on October 3, 2016 to the SEC on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act of 2012.

Although the Staff's comments were not numbered, the Company's responses to the Staff's two comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter.

1.	Our preliminary review of your registration statement and related response indicates that it continues to fail in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard, it remains unclear how you concluded that your proposed business is not commensurate in scope with the uncertainty ordinarily associated with a blank check company and the registration statement does not fail to comply with Rule 419 of Regulation C under the Securities Act of 1933. Accordingly, please revise the registration statement to comply with Rule 419 or supplementally provide us with further detailed legal analysis which explains why Rule 419 does not apply to this offering.

CLIFFORD CHANCE US LLP

John Reynolds, Esq.

Ruairi Regan, Esq.

United States Securities and Exchange Commission

November 17, 2016

Rule 419 of the Securities Act of 1933, as amended (the "Securities Act"), applies to registration statements relating to offerings by blank check companies. Section (a)(2) of Rule 419 defines a "blank check company" as a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In addition, in Securities Act Release No. 33-6932 (April 13, 1992) (the "Blank Check Company Adopting Release"), which adopted Rule 419, the SEC stated that:

"Rule 419 does not apply to offerings by small businesses other than blank check companies, such as investments in limited partnerships or other direct participation programs (sometimes called "blind pools") where a detailed plan of business is developed, but specific investment properties are unidentified."

Based on the above, the Company would not be considered a "blank check company" if either of the following is satisfied:

(a)	The Company is a "direct participation program" which has developed a detailed business plan, even if it has not identified any specific investments; or
(b)	The Company is not issuing "penny stock," as defined in Rule 3a51-1 under the Exchange Act.

(a) The Company is a "direct participation program" which has developed a detailed business plan, even if it has not identified any specific investments.

Rule 3a12-9 under the Exchange Act sets out a definition of "direct participation program:"

"a program financed through the sale of securities, other than securities that are listed on an exchange, quoted on NASDAQ, or will otherwise be actively traded during the pay-in period as a result of efforts by the issuer, underwriter, or other participants in the initial distribution of such securities, that provides for flow-through tax consequences to its investors; provided, however, that the term "direct participation program" does not include real estate investment trusts, Subchapter S corporate offerings, tax qualified pension and profit sharing plans under Sections 401 and 403(a) of the Internal Revenue Code ("Code"), tax shelter annuities under Section 403(b) of the Code, individual retirement plans under Section 408 of the Code, and any issuer, including a separate account, that is registered under the Investment Company Act of 1940."

CLIFFORD CHANCE US LLP

John Reynolds, Esq.

Ruairi Regan, Esq.

United States Securities and Exchange Commission

November 17, 2016

We are of the opinion that the Company qualifies as a direct participation program for the following reasons:

(1)	The securities to be issued in the Company's proposed public offering will not be listed on an exchange, quoted on NASDAQ, or otherwise be actively traded during the pay-in period in which the offering is being conducted;
(2)	The Company is proposing to finance its business through an offering of securities that is being conducted through the efforts of the Company, underwriters, or other participants in the initial distribution of such securities;
(3)	As described in the Registration Statement under the section entitled "Certain U.S. Federal Income Tax Consequences," the Company is characterized as a partnership for U.S. federal income tax purposes, providing flow-through tax consequences to its investors; and
(4)	The Company is not organized as or electing to be qualified as a real estate investment trust, Subchapter S corporation, tax qualified pension and profit sharing plan under Sections 401 and 403(a) of the Internal Revenue Code ("Code"), tax shelter annuity under Section 403(b) of the Code, or an individual retirement plan under Section 408 of the Code. Further, the Company intends to conduct its operations so that the Company and each of its subsidiaries do not fall within, or are excluded from, the definition of an "investment company" under the Investment Company Act of 1940, as amended.

The Blank Check Adopting Release also requires a direct participation program to have developed a detailed business plan in order to fall outside the coverage of Rule 419. As disclosed in the Registration Statement, the Company is organized as an operating company with a detailed, specific business plan that seeks to acquire and grow durable, middle-market operating businesses that are highly cash flow generative with annual revenues of primarily between $25 million and $500 million, which will include providers of well-established consumer products, business services and light manufacturing companies. The Company intends to acquire controlling equity stakes in combination with loan positions in such companies. In addition, and to a lesser extent, the Company intends to acquire other debt and minority equity positions in the secondary market. The Registration Statement further discloses the detailed process the Company will follow in completing business acquisitions.

CLIFFORD CHANCE US LLP

John Reynolds, Esq.

Ruairi Regan, Esq.

United States Securities and Exchange Commission

November 17, 2016

The Company's business and affairs will be managed by a board of directors, which will include three independent directors. The Company has engaged CNL Strategic Capital Management, LLC (the "Manager") to manage its activities and implement its detailed business plan, subject to the board's supervision. The Manager has in turn engaged Levine Leichtman Stategic Capital, LLC (the "Sub-Manager") to oversee the day-to-day management of the Company's assets.

For a detailed discussion of the historical experience of the Manager, Sub-Manager and their respective affiliates in sponsoring or managing direct participation programs, blind pool or similar offerings, see the section entitled "Prior Performance of the Manager, the Sub-Manager and Their Respective Affiliates" in the Registration Statement.

As part of the Company's specific business plan, the Company intends to assist the acquired businesses in several areas, including:

●	strategic direction and planning,
●	introductions to acquisition opportunities and new business contacts,
●	follow-on growth and acquisition capital and financing,
●	capital market strategies, and
●	optimization of working capital.

Although not explained in detail in the Blank Check Company Adopting Release or the related Proposing Release (Securities Act No. 33-6891, April 17, 1991), several factors in our view led the SEC to exclude direct participation programs from the requirements of Rule 419.

CLIFFORD CHANCE US LLP

John Reynolds, Esq.

Ruairi Regan, Esq.

United States Securities and Exchange Commission

November 17, 2016

First, the Securities Enforcement Remedies and the Penny Stock Reform Act of 1990 (the "Penny Stock Reform Act") and Rule 419 (which was promulgated to implement the provisions of the Penny Stock Reform Act) was intended by Congress, as explained in the Proposing Release, to address "fraud and manipulation in the penny stock market." Direct participation programs, including the one being established by the Company, are set up not to be listed on any exchange and not to allow trading by investors for the duration of the program.[1] As a result, direct participation programs do not expose investors to trading manipulation risks in the penny stock market, which is what Congress intended to limit through the adoption of the Penny Stock Reform Act.

Second, the main regulatory solution offered by Rule 419, which is to require investor approval of each acquisition being proposed by a blank check company, is not consistent with the fundamental terms investors bargain for when investing in a direct participation program. Within such fundamental terms, investors retain a professional external management company to select acquisitions to be made by the direct participation program and, following such acquisitions, to manage, finance and ultimately dispose of such investments on behalf of the program. Direct participation programs are not set up for the external management company to propose possible investments for the approval of investors, and only to complete such acquisitions if such approval has been obtained from a requisite percentage of investors. Investors are not investing in the program to rely on the judgment of other investors but instead to rely on the external management company to select and complete acquisitions on behalf of the program and without investor approval.

Third, the broader regulatory regime in place that covers direct participation programs provides other significant investor protections. For example, under the Securities Act, issuers that are structured as direct participation programs are subject to additional disclosure obligations, including those relating to the disclosure of program fees and sponsor track record information. In addition, during the proposed offering, the Company will be required to update its public disclosures to provide financial information for and describe the businesses and assets it acquires. Further, direct participation programs are subject to state Blue Sky laws, which impose detailed investor protection and governance requirements, enhanced investor suitability standards, restrictions on conflicts of interest, limitations on the types and amounts of fees charged in connection with an offering and the management of a program's business and, not unlike one of the aspects of Rule 419, the requirement to use escrow arrangements to hold investor funds until minimum offering amounts are achieved. Additional investor protections are also imposed through the Financial Industry Regulatory Authority, Inc. which governs a broker-dealers ability to participate in these types of offerings. The SEC makes note of these heightened investor protections in SEC Release No. 34-22979 (March 7, 1986), which adopted Exchange Act Rule 3a12-9.

1 It is only after the investment program cycle has been completed and only if the Company's board of directors determines to purse an exchange listing as part of an exit strategy, could investor trading ever commence.

CLIFFORD CHANCE US LLP

John Reynolds, Esq.

Ruairi Regan, Esq.

United States Securities and Exchange Commission

November 17, 2016

As a result of the above factors, we believe that the Company falls outside the scope of Rule 419 as specified in the Blank Check Company Adopting Release.

(b) The Company is not issuing "penny stock," as defined in Rule 3a51-1 under the Exchange Act.

Section 3a51-1(g) under the Exchange Act excludes from the definition of "penny stock" an issuer whose net tangible assets are in excess of $5 million if the issuer has been in continuous operations for less than three years.

Under Rule 3a51-1, net tangible assets "must be demonstrated by . . . the most recent financial statements for the issuer that have been audited and reported on by an independent public accountant."

Prior to the first public filing of the Registration Statement with the SEC, the Company expects to have at least $5 million in net tangible assets shown on the latest audited balance sheet included in such Registration Statement.

Since the Company expects to have at least $5 million in net tangible assets at the time the Registration Statement is publicly filed with the SEC, the shares to be issued in the Company's proposed offering will be excluded from the definition of "penny stock" under Rule 3a51-1(g). As a result, the Company is not a blank check company within the meaning of Rule 419.

CLIFFORD CHANCE US LLP

John Reynolds, Esq.

Ruairi Regan, Esq.

United States Securities and Exchange Commission

November 17, 2016

2.	Also, please include financial statements, required by Regulation S-X, or disclose the status of your operations and your assets and liabilities.

In response to the Staff's comment, the Company respectfully directs the Staff to Section 1160.1 (Recently Organized Registrant) of the SEC Division of Corporate Finance's Financial Reporting Manual ("Financial Reporting Manual"), which provides that:

"[i]n a filing with an effective date before the registrant is capitalized on other than a nominal basis: registrant financial statements may be omitted unless the registrant will acquire or otherwise succeed to a business for which financial statements are required to be included. If omitted, the prospectus should include a statement that the entity has not commenced operations and has no (or nominal) assets or liabilities. Contingent liabilities and commitments should be described in sufficient detail."

As disclosed under the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview" in the Registration Statement, the Company was formed on August 9, 2016, has no assets and has not commenced operations. The Company is currently in the process of engaging an independent accounting firm and, as noted in part 1(b) of this letter above, plans to include seed financial statements in a subsequent amendment to the Registration Statement once the Company is capitalized.

In addition, we note that we have not included seed financial statements in initial confidential submissions or filings of registration statements, as the case may be, for direct participation programs.

For the reasons set forth above, the Company believes that no financial statements were required to be included in the confidential submission of the Registration Statement.

CLIFFORD CHANCE US LLP

John Reynolds, Esq.

Ruairi Regan, Esq.

United States Securities and Exchange Commission

November 17, 2016

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8324 or Jay L. Bernstein at (212) 878-8527.

Sincerely,

/s/ Jason D. Myers

Jason D. Myers

cc:	CNL Strategic Capital, LLC
Kirk A. Montgomery

Clifford Chance US LLP
Jay L. Bernstein
Larry P. Medwinsky